UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atour Lifestyle Holdings Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

04965M106**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to Class A ordinary shares of the issuer. CUSIP number 04965M106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04965M106	Page 1 of 6

1.	Names of Reporting Persons GLV Holding Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,173,814*
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 19,173,814*
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,173,814*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%**
12.	Type of Reporting Person FI

*	Represents Class A ordinary shares held of record by GLV Holding Limited, a company registered in British Virgin Islands wholly owned by Li Jin. Each Class A ordinary share is entitled to one vote.

**

See Item 4. As shown from the percentage of class, GLV Holding Limited has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.1 constitutes an exit filing for GLV Holding Limited.

CUSIP No. 04965M106	Page 2 of 6

1.	Names of Reporting Persons Li Jin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,173,814*
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 19,173,814*
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,173,814*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%***
12.	Type of Reporting Person IN

***

See Item 4. As shown from the percentage of class, Li Jin has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.1 constitutes an exit filing for Li Jin.

CUSIP No. 04965M106	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Atour Lifestyle Holdings Ltd.

(b) Address of Issuer’s Principal Executive Offices: 18th Floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, People's Republic of China

ITEM 2.

2(a) Name of Person Filing:

GLV Holding Limited

Li Jin

The shares reported herein are directly held by GLV Holding Limited. Li Jin is the sole shareholder of GLV Holding Limited. Accordingly, Li Jin may be deemed to indirectly beneficially own the securities of the Issuer held by GLV Holding Limited.

2(b) Address of Principal Business Office, or if None, Residence:

Address of GLV Holding Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, VG1110, British Virgin Islands.

Business address of Li Jin: 20C, Xindongya Building, No. 238, East Nandan Road, Xuhui District, Shanghai, People's Republic of China, 200030

2(c) Citizenship:

GLV Holding Limited: British Virgin Islands

Li Jin: People’s Republic of China

2(d) Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

2(e) CUSIP Number:

04965M106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)The total number of outstanding Class A ordinary shares used to calculate the percentage of class represented by the Class A ordinary Shares is the sum of (i) 339,104,792 Class A ordinary shares (excluding 1,211,514 Class A ordinary shares issued by the Issuer to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of equity awards under the Issuer’s Public Company Plan) and (ii) 73,680,917 Class B ordinary shares outstanding as of November 20, 2023, all of which can be converted into an equal number of Class A ordinary shares at any time by the holder thereof.

(c) The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

CUSIP No. 04965M106	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following☒.

As shown from the percentage of class calculated herein, each of GLV Holding Limited and Li Jin has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.1 constitutes an exit filing for each of GLV Holding Limited and Li Jin.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 04965M106	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 07, 2024

By:	/s/ Li Jin
Name:	Li Jin

GLV Holding Limited

By:	/s/ Li Jin
Name:	Li Jin
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 04965M106	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

* Filed previously.